FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                                                                   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                                                                                                                                                          No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                                                                                                                                                          No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                                                                                          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Included in this Report of Foreign Private Issuer on Form 6-K is information regarding Forward Pharma A/S’s financial results for the fiscal quarter ended March 31, 2015.  Unless otherwise indicated or the context otherwise requires, all references in this report to “Forward Pharma A/S” refer to Forward Pharma, and all references to “we,” “us,” “our,” “Forward Pharma,” the “Company” or similar terms refer to Forward Pharma A/S or Forward Pharma A/S and its wholly owned subsidiaries, Forward Pharma GmbH and Forward Pharma USA, LLC, as the context may require.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this report may constitute “forward-looking statements” of the Company within the meaning of the Private Securities Litigation Reform Act of 1995. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “pro-forma,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of the foregoing) may be intended to identify forward-looking statements.  Forward-looking statements are predictions only which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, including those described in the section titled “Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2014, the following: the Company’s ability to obtain issued patents with protective claims; the commencement of any patent interference or infringement action; the Company’s ability to prevail in or obtain a favorable decision in any such action; the Company’s ability to recover damages in any such action; uncertainties relating to our development plans; risks and uncertainties related to the scope, validity, and the enforceability of our intellectual property rights  in general; and the impact on us of patents and other intellectual property of third parties.

Although we believe that the assumptions underlying the forward-looking statements and forward-looking information contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such statements and information included in this Report of Foreign Private Issuer on Form 6-K may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements and forward-looking information included herein, the inclusion of such statements and information should not be regarded as a representation by us or any other person that the results or conditions described in such statements and information or our objectives and plans will be achieved. Such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Item 1. Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto

Interim Condensed Consolidated Statement of Financial Position

as of March 31, 2015, Unaudited, and December 31, 2014

Assets

	Notes	March 31, 2015 (Unaudited)	December 31, 2014
		USD `000	USD `000
Equipment		135	10
Available-for-sale financial assets	4.1	124,195	131,899
Other non-current assets		5	5
Total non-current assets		124,335	131,914
Other receivables	3.1, 4.1	829	780
Income tax receivable		282	320
Prepayments		902	710
Available-for-sale financial assets	4.1	43,849	46,236
Cash and cash equivalents	4.1	38,366	45,349
Total current assets		84,228	93,395
Total assets		208,563	225,309

Equity and Liabilities

	Notes	March 31, 2015 (Unaudited)	December 31, 2014
		USD `000	USD `000
Share capital		791	791
Share premium		339,695	339,695
Other components of equity:
Fair value adjustment available-for-sale financial assets		380	(238)
Foreign currency translation reserve		(36,549)	(10,142)
Accumulated deficit		(100,281)	(107,712)
Equity attributable to shareholders of the parent		204,036	222,394
Total equity		204,036	222,394
Trade and other payables	3.2	3,763	2,915
Income taxes payables	2.4	764	—
Current liabilities		4,527	2,915
Total liabilities		4,527	2,915
Total equity and liabilities		208,563	225,309

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

for the three month periods ended March 31, 2015 and 2014

amounts in thousands except per share amounts

		Three Month Period Ended March 31,
	Notes	2015	2014
		USD	USD
Research and development costs		(4,320)	(2,345)
General and administrative costs		(4,069)	(1,899)
Operating loss		(8,389)	(4,244)
Fair value adjustment to net settlement obligation to shareholder warrants	4.1	—	(1,004)
Foreign exchange rate gain	2.3	14,310	15
Interest income		108	—
Other finance costs		(3)	(125)
Net income (loss) before tax		6,026	(5,358)
Income tax (expense) benefit	2.4	(764)	29
Net income (loss) for the period		5,262	(5,329)

Net income (loss) for the period attributable to:
Equity holders of the Parent		5,262	(5,329)
Net income (loss) per share basic	2.1	0.11	(0.18)

Net income (loss) per share diluted	2.1	0.11	(0.18)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Other Comprehensive Income (Loss)

for the three month periods ended March 31, 2015 and 2014

		Three Month Period Ended March 31,
	Notes	2015	2014
		USD `000	USD `000
Net income (loss) for the period		5,262	(5,329)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Change in fair value of available-for-sale financial assets, net of taxes	2.4	618	—
Exchange differences on translation of foreign operations	2.3	(26,407)	167
Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		(25,789)	167
Other comprehensive income (loss)		(25,789)	167
Total comprehensive loss		(20,527)	(5,162)
Attributable to:
Equity holders of the parent		(20,527)	(5,162)

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Changes in Shareholders’ Equity

for the three month periods ended March 31, 2015 and 2014

	Share capital	Share premium	Foreign currency translation reserve	Fair value adjustment available- for- sale financial assets	Accumulated deficit	Total equity
	USD `000	USD `000	USD `000	USD `000	USD `000	USD `000

At January 1, 2015	791	339,695	(10,142)	(238)	(107,712)	222,394
Net income for the period	—	—	—	—	5,262	5,262
Other comprehensive income (loss)	—	—	(26,407)	618	—	(25,789)
Total comprehensive income (loss)	—	—	(26,407)	618	5,262	(20,527)
Share-based payment costs	—	—	—	—	2,169	2,169
Transactions with owners	—	—	—	—	2,169	2,169
At March 31, 2015	791	339,695	(36,549)	380	(100,281)	204,036

			Foreign
			currency
	Share	Share	translation	Accumulated	Total
	capital	premium	reserve	deficit	equity/deficit
	USD `000	USD `000	USD `000	USD `000	USD `000

At January 1, 2014	287	26,697	(1,486)	(51,913)	(26,415)
Net loss for the period	—	—	—	(5,329)	(5,329)
Other comprehensive income	—	—	167	—	167
Total comprehensive income (loss).	—	—	167	(5,329)	(5,162)
Issue of share capital for cash	2	1,914	—	—	1,916
Costs related to capital increases	—	(6)	—	—	(6)
Exercise of shareholder warrants	25	29,474	—	—	29,499
Share-based payment costs	—	—	—	185	185
Transactions with owners	27	31,382	—	185	31,594
At March 31, 2014	314	58,079	(1,319)	(57,057)	17

See accompanying notes to these interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Statement of Cash Flows

for the three month periods ended March 31, 2015 and 2014

		Three Month Period Ended March 31,
	Notes	2015	2014
		USD `000	USD `000
Net income (loss) before tax		6,026	(5,358)
Adjustments to reconcile income (loss) before tax to net cash flow:
Fair value adjustment to net settlement obligation shareholder warrants	4.1	—	1,004
Other finance costs	2.2, 2.3	(14,310)	(82)
Share-based payment costs		2,169	185
Depreciation expense		1	1
Increase in other receivables and prepayments		(219)	(1,096)
Increase in trade and other payables		1,252	3,040
Net cash flows used in operating activities		(5,081)	(2,306)
Investing activities
Purchase of equipment		(126)	—
Net cash flows used in investing activities		(126)	—
Financing activities
Shares issued for cash		—	1,916
Transaction costs of capital increase		—	(6)
Net cash flows from financing activities		—	1,910
Net decrease in cash and cash equivalents		(5,207)	(396)
Net foreign exchange differences		(1,776)	12
Cash and cash equivalents at January 1		45,349	2,955
Cash and cash equivalents at March 31		38,366	2,571

See accompanying notes to these interim condensed consolidated financial statements

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Corporate information

Forward Pharma A/S (the “Company or “Parent”) is a limited liability company incorporated and domiciled in Denmark. The registered office is located in Copenhagen, Denmark. The interim condensed consolidated financial statements include the Company’s wholly-owned German and United States of America subsidiaries Forward Pharma GmbH and Forward Pharma USA, LLC, respectively. The Company and its subsidiaries are collectively referred to as the “Group”. The Company’s Audit Committee authorized the issuance of the financial statements included herein on May 7, 2015.

The Company is a biopharmaceutical company preparing to initiate a Phase 3 clinical trial using FP187, a proprietary formulation of dimethyl fumarate (“DMF”) for the treatment of multiple sclerosis (“MS”) patients. Since the Company’s founding in 2005, it has worked to advance unique formulations of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, the Company’s clinical candidate, is a proprietary formulation of DMF that the Company plans to advance for the treatment of MS and other immune disorders, such as psoriasis.

Public listing of American Depositary Shares representing Ordinary Shares

During 2014, the Company completed the initial public offering (“IPO”) of American Depositary Shares (“ADS”) representing ordinary shares of the Company in the United States and issued 11.2 million ADSs, including the underwriters’ exercise of a portion of their over-allotment option, at a price per ADS of $21.00 to investors. Each ADS represents one ordinary share with a per share nominal value of 0.10 DKK or Danish Kroner. Immediately prior to the IPO, Class A shares were issued to the Class B shareholders (“Class B Award”) in consideration for amendments to certain contractual rights held by the Class B shareholders, all of the Company’s outstanding Class A and Class B shares were converted into ordinary shares on a 1 for 1 basis (“Share Conversion”), and finally additional ordinary shares (“Proportional Shares”) were issued to all shareholders in proportion to their respective ownership. Lastly, a share split of 10 for 1 (“Share Split”) was completed immediately prior to the IPO. All share and per share information included herein has been adjusted to reflect the issuance of the Proportional Shares and the Share Split as if they had occurred as of the beginning of the earliest period presented, unless otherwise stated, since the issuance of the Proportional Shares and the Share Split resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company. The Share Conversion is reflected herein on the date such conversion occurred except for the per share information disclosed in the unaudited interim condensed consolidated statement of profit and loss and Note 2.1 where the Share Conversion is assumed to have occurred at the beginning of the earliest period presented.

Section 1—Basis of Preparation

1.1 Accounting policies and basis of preparation

The interim condensed consolidated interim financial statements as of March 31, 2015 and for the three month periods ended March 31, 2015 and 2014 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s 2014 Annual Report on Form 20-F (“Annual Report”) filed with the Unites States Securities and Exchange Commission on March 25, 2015. In the opinion of management, the interim condensed consolidated financial statements as of March 31, 2015 and for the three month periods ended March 31, 2015 and 2014 include all adjustments considered necessary for a fair presentation of the results of the interim periods presented. The statement of financial position as of December 31, 2014 included herein was derived from the audited consolidated financial statements but does not include all disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies disclosed in the Company’s audited consolidated financial statements included in the Annual Report are consistent with those used to prepare the accompanying interim condensed consolidated financial statements. The results of operations for the three months ended March 31, 2015 are not necessarily indicative of the results expected for the full year.

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”).

1.2 New and Amendments to Accounting Standards

Standards effective in 2015:

The IASB issued new standards and amendments to standards and interpretations that are effective in 2015. None of these new or amended standards effected the Group’s financial statements. The Group has historically adopted standards relevant to the Group, when they become effective.

Section 2—Results for the Period

2.1 Income (Loss) per share

As discussed within “Public listing of American Depositary Shares representing Ordinary Shares,” the Company completed its IPO in 2014 and in connection therewith implemented a number of corporate actions that included:

1.              Amending the Class B shareholders’ right to a distribution preference in consideration for approximately 114,000 Class A shares (approximately 2 million ordinary shares after the Proportional Share and Share Split adjustments.) (Previously defined as the Class B Award.)

2.              All outstanding Class A and Class B shares were converted to a single class of ordinary shares on a 1 for 1 basis. (Previously defined as the Share Conversion.)

3.              In order to achieve a fixed number of ordinary shares outstanding prior to the IPO, approximately 1.5 million ordinary shares were issued to all shareholders in proportion to their ownership percentage. (Previously defined as Proportional Shares.)

4.              A 10 for 1 share split was effectuated. (Previously defined as the Share Split.)

Since the Share Conversion, issuance of Proportional Shares and Share Split (collectively referred to as “Recapitalization”) resulted in no additional consideration received by the Company nor did it change the individual ownership percentages of individual shareholders of the Company, for purposes of computing the per share amounts for the three month period ended March 31, 2014, the Recapitalization was deemed to have occurred as of the beginning of 2014. Therefore previously reported per share information for 2014 has been retrospectively adjusted to reflect the Recapitalization. The effect of the Recapitalization was in place at the beginning of 2015 and therefore retrospective adjustment was not necessary in computing per share information for the three month period ended March 31, 2015.

The following reflects the net income (loss) attributable to ordinary shareholders and share data used in the basic and diluted net income (loss) per share computations for each of the three month periods ended March 31, 2015 and 2014:

	Three Month Periods Ended March 31,
	2015	2014
	USD	USD

Net income (loss) attributable to ordinary shareholders of the Parent used for computing basic and diluted per share amounts	5,262	(5,329)

Weighted average number of ordinary shares used for basic per share amounts	46,514	29,799
Dilutive effect of outstanding options, warrants and deferred shares	2,493	—
Weighted average number of ordinary shares used for diluted per share amounts	49,007	29,799

Net income (loss) per share basic	0.11	(0.18)
Net income (loss) per share diluted	0.11	(0.18)

Amounts within the table above are in `000 except per share amounts

Basic per share amounts are calculated by dividing the net income (loss) for the period attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period. The diluted per share amounts are calculated by dividing the net income (loss) for the period attributable to ordinary shareholders of the Parent by the weighted average number of ordinary shares outstanding during the period increased by the dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants. The dilutive effect of the assumed issuance of deferred shares and exercise of outstanding options and warrants includes adjustments for the proceeds to be received upon the exercise of outstanding options and warrants and share-based compensation associated with unvested deferred shares, options and warrants. As the result of the Company incurring a loss for the three month period ended March 31, 2014, the potential shares issuable related to outstanding equity awards, convertible debt or shareholder warrants have been excluded from the calculation of diluted loss per share as the effect of such shares is anti-dilutive.

2.2 Consolidated statement of cash flow

The interim condensed consolidated statement of cash flows is presented using the indirect method. The condensed consolidated statement of cash flows shows cash flows used in operating activities, cash flows used in investing activities, cash flows from financing activities, and the Group’s cash and cash equivalents at the beginning and end of the periods.

For the three month period ended March 31, 2015, the Group’s cash inflows for interest income totaled approximately $138,000 and the Group’s cash outflows for interest expense was immaterial. For the three month period ended March 31, 2014, the Group’s cash inflows for interest income was immaterial and the Group’s cash outflows for interest expense totaled approximately $192,000.

2.3 Foreign currency exchange gain and translation loss

During the three month period ended March 31, 2015, the Group recognized a non-cash foreign exchange gain of approximately $14.3 million within the statement of profit and loss and a non-cash translation loss of foreign operations of approximately $26.4 million within the statement of other comprehensive income (loss).

The $14.3 million non-cash foreign exchange gain within the statement of profit and loss resulted primarily from the Parent holding over $100 million in cash, cash equivalents and available-for-sale financial assets that are denominated in USD (collectively “USD Assets”) while the Parent’s functional currency is the DKK. The gain is the direct result of the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD Assets are converted to DKK at March 31, 2015. The Parent also holds approximately £5.3 million in available-for-sale financial assets issued by the government of the United Kingdom that favorably impacted the non-cash foreign exchange gain during the period as the British Pound strengthened against the DKK.

The $26.4 million non-cash translation loss of foreign operations included in other comprehensive loss results from the Group electing to use the USD as its reporting currency whereby all the Group’s assets, liabilities, income and expense items that are denominated in DKK or Euros are translated to USD as of the reporting date for assets and liabilities and the average rate for the three month period ended March 31, 2015 for income and expense. The translation of the Group’s assets, liabilities, income and expense from DKK or Euros to USD has the reverse effect from the gain discussed above as the DKK and the Euro have weakened against the USD during the three month period ended March 31, 2015.

2.4 Income taxes

During the three month period ended March 31, 2015, the operating results of the Parent benefited from the foreign exchange gain of approximately $14.3 million giving rise to taxable income in Denmark while the German subsidiary’s operations resulted in a tax loss. Due to the foreign exchange gain, the Parent is expected to have positive taxable income for the financial year. Consequently, the Parent accrued a total tax provision of $764,000 based on the estimated full year effective tax rate of the Parent. The difference between the effective tax rate and the Danish statutory tax rate of 23.5% results from the utilization of net operating loss tax carry forwards. The German subsidiary recorded no benefit from its tax loss as the criteria to recognize a deferred tax asset was not met. The table below summarizes the allocation of the total tax provision.

Three months ended March 31, 2015
USD `000
Statement of profit or loss	764
Other comprehensive income available-for-sale financial assets	25
Exchange difference on translation	(25)
Total tax provision at March 31, 2015	764

During the three month period ended March 31, 2014 the Parent accrued a tax benefit of $29,000 that represented the amount due the Parent from the joint taxation scheme.

Section 3—Operating Assets and Liabilities

3.1 Other receivables (current)

	March 31, 2015	December 31, 2014
	USD `000	USD `000
Value added tax (“VAT”) receivables	261	390
Accrued interest income	554	365
Other receivables	14	25
Total	829	780

3.2 Trade payables and other payables (current)

	March 31, 2015	December 31, 2014
	USD `000	USD `000
Trade payables	2,639	1,658
Accrued expenses	1,124	1,257
Total	3,763	2,915

Section 4—Capital Structure and Related Items

4.1 Financial assets and liabilities

Recognized financial instruments

The Group has recognized the following categories of financial assets and liabilities.

Financial assets:

Loans and receivables as of March 31, 2015 and December 31, 2014

	March 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000
Other receivables	829	829	780	780
Total	829	829	780	780

Available-for-Sale Financial Assets as of March 31, 2015 and December 31, 2014

	March 31, 2015		December 31, 2014
Included in current assets (Level 1)	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000

Germany	17,059	17,059	19,351	19,351
United Kingdom	1,803	1,803	1,915	1,915
United States	24,987	24,987	24,970	24,970
Total	43,849	43,849	46,236	46,236

The face values of the German, United Kingdom and United States available-for-sale financial assets are approximately 15.7 million Euros, 1.2 million British Pounds and 25 million US Dollars.

	March 31, 2015		December 31, 2014
Included in non-current assets (Level 1)	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000

Germany	60,184	60,184	67,862	67,862
United Kingdom	6,412	6,412	6,769	6,769
United States	57,599	57,599	57,268	57,268
Total	124,195	124,195	131,899	131,899

The face values of the German, United Kingdom and United States available-for-sale financial assets are approximately 54.9 million Euros, 4.1 million British Pounds and 57.5 million US Dollars.

Financial Liabilities:

Financial liabilities at amortized cost as of March 31, 2015 and December 31, 2014

	March 31, 2015		December 31, 2014
	Carrying amount	Fair value	Carrying amount	Fair value
	USD `000	USD `000	USD `000	USD `000
Trade and other payables	3,763	3,763	2,915	2,915
Total	3,763	3,763	2,915	2,915

Fair value of trade payables is deemed to be their carrying amount based on payment terms that are generally 30 days.

Cash, cash equivalents and available-for-sale financial assets:

The Company’s cash and cash equivalents are held primarily at one bank in Denmark with a Moody’s credit rating of A1. The Company’s available-for-sale financial assets are invested in government instruments with maturities not exceeding three years that are carried at fair value based on price quotations at the reporting date. Moody’s credit rating of each of the individual governments is Aa1 or better.

Valuation hierarchy:

Financial instruments recognized at fair value are allocated to one of the following valuation hierarchy levels of IFRS 7:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. The Company’s available-for-sale financial assets meet the definition of Level 1.

Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly. The Group does not have financial instruments allocated to this level as of March 31, 2015 or December 31, 2014.

Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data. The financial instruments that the Group has allocated to this level comprise net settlement obligations to shareholders warrants that are discussed below. The Group does not have financial instruments allocated to this level as of March 31, 2015 or December 31, 2014.

For all periods presented there were no transfers of financial instruments between Levels 1, 2 or 3.

Interest bearing convertible loan

As of January 1, 2014, the Group’s borrowing consisted of a convertible loan denominated in DKK held by Nordic Biotech Opportunity Fund K/S, a related party. The loan was due on October 31, 2018 and was carried at amortized cost. Interest accrued at an annual rate of 20%. The convertible loan contained various terms and conditions including provisions for mandatory conversion, under certain defined circumstances, as well as optional conversion provisions into Company shares. The lender had a put option that provided for immediate repayment of the convertible loan that was exercisable based on conditions that were not within the control of the Company and therefore the convertible loan was classified as a current liability until March 17, 2014 when the convertible loan was cancelled in consideration for exercising shareholder warrants that are discussed below. The carrying value of the convertible loan was approximately $2.5 million at the time of cancellation and was transferred from liability classification to share premium. Interest expense recognized on the convertible loan during the three month period ended March 31, 2014 totaled approximately $125,000.

Net settlement obligation to shareholder warrants

On May 31, 2011, Nordic Biotech Opportunity Fund K/S, one of the Company’s shareholders, was granted approximately 138,000 shareholder warrants that entitled the holder to acquire an equal number of Class A ordinary shares (or approximately 2.5 million ordinary shares after the Proportional Shares and the Share Split adjustments) at an exercise price of approximately $1.07 per ordinary share after the Proportional Share and Share Split adjustments. The terms of the shareholder warrants allowed the holder to net settle in shares whereby the holder could exercise all the shareholder warrants and receive fewer Class A shares with a fair value equal to the intrinsic value of the shareholder warrants without remitting the exercise price.

The shareholder warrants were classified as a derivative financial instrument due to the fact that the holder could elect net share settlement and were recorded within current liabilities in the statement of financial position. All the warrants were exercised on March 17, 2014 in a single transaction in which approximately 5,000 Class A shares (after the issuance of Proportional Shares and the Share Split adjustments) were issued for cash consideration of approximately $5,000 and the balance in consideration for the cancellation of a convertible loan discussed above.  The fair value of the shareholder warrants as of the exercise date was approximately $27 million and was transferred from liability classification to share premium within shareholder’ equity as of that date. The fair value of the shareholder warrants as of January 1, 2014 was approximately $26 million. The fair value of the shareholder warrants was based on unobservable inputs (Level 3.)

Reconciliation of fair value measurement of shareholder warrants:

Three months ended March 31, 2014
USD `000
Carrying amount at January 1, 2014	26,124
Fair value adjustment recognized in financial expense	1,004
Exchange differences	(159)
Fair value upon exercise	(26,969)
Carrying amount at March 31, 2014	—

Section 5—Other Disclosures

5.1 Related party disclosures

The Company is controlled by Nordic Biotech K/S and affiliates (collectively “NB”). The ultimate controlling party of the Company is Mr. Florian Schönharting who controls NB.

The following tables provide the total amount of transactions that have been entered into with related parties for the relevant periods and the amounts due to from related parties.

	Three months ended March 31,
	2015	2014
	USD `000	USD `000

Purchase of services	24	17

	March 31, 2015	December 31, 2014
	USD `000	USD `000

Amounts owed to related parties	24	—
Amounts owed by related parties	—	—

The above table excludes the related party transactions disclosed in Notes 4.1 and 5.2.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made at terms equivalent to those that prevail in arm’s length transactions. Amounts due to from related parties are uncollateralized and interest free. There have been no guarantees provided or received for any related party receivables or payables. For the three month periods ended March 31, 2015 and 2014, the Group has not recorded any impairment of receivables relating to amounts owed by related parties.

Transactions with key management

The Group has not granted any loans, guarantees, or other commitments to or on behalf of any of the members of the board of directors or key management personnel.

Other than the remuneration including share-based payment relating to key management personnel, no other significant transactions have taken place with key management personnel during the periods presented herein.

5.2 Contingent liabilities

Contingent liabilities are liabilities that arose from past events but whose existence will only be confirmed by the occurrence or non-occurrence of future events that in some situations are beyond the Groups’ control.

The Group received a government grant totaling approximately $5.2 million that subsidized certain development costs incurred by the Group during the period from March 2007 to December 2012. The grant shall be repaid with an amount up to the revenue arising from sales of the product developed or from sale of the intellectual property rights associated with the product development if a production site has not been established in Saxony, Germany no later May 31, 2017. As of March 31, 2015, Management has not decided whether to establish production facilities in Saxony. Further, it is Management’s assessment that as of March 31, 2015, there is uncertainty in respect of future revenue from the development project or alternatively proceeds from sale of the intellectual property rights if the Group ceases development. On this basis, Management has determined that it is not appropriate to recognize a liability for the contingent repayment of the grant at this time.

As of January 19, 2013, the Company became part of a tax group with its parent company Tech Growth Invest ApS and its subsidiaries and is jointly and severally liable for the tax liabilities in those entities.

Aditech Pharma AG is considered to be a related party of the Company due to control over Aditech Pharma AG held by one of the Company’s major shareholders, Nordic Biotech K/S. In 2004, a private Swedish company Aditech Pharma AB (collectively with its successor-in-interest, a Swiss company Aditech Pharma AG, “Aditech”), controlled by Nordic Biotech Advisors, an affiliate of one of the Company’s largest shareholders, began developing and filing patents for, among other things, formulations and dosing regimens of DMF. In 2005 the Group entered into a patent license agreement with Aditech to license this patent family from Aditech, and in 2010 the Group acquired this patent family from Aditech pursuant to a patent transfer agreement. Under the Group’s agreements with Aditech, the Group obtained, among other things, Aditech’s patents and associated know-how related to DMF formulations and delivery systems, subject to both diligence obligations and minimum annual research and development expenditure (€1 million per year) related to the continued development of DMF formulations on the part of the Group (with an option for Aditech to receive back, for no consideration, all of the Group’s DMF related assets should it fail to satisfy these obligations). The Group did not pay any up front or milestone consideration or recognize any intangible asset associated with the patent transfer and instead will recognize the royalty payment to Aditech of up to 2% of net sales generated from the Group’s DMF products and processes, if and when net sales are generated in future periods, regardless of whether such net sales are generated by the Group or our affiliates or licensees. Further, the Group’s agreement with Aditech gives Aditech a 90-day right of first offer to acquire non-DMF related intellectual property assets that the Group might choose to sell.

5.3 Events after the reporting period

Subsequent to March 31, 2015, except as disclosed below, there were no events that were required to be reported.

Deferred Shares

As of December 31, 2014, the Company had approximately 569,000 outstanding deferred shares that were awarded under the 2014 Omnibus Equity Incentive Plan (the “2014 Plan”). During April 2015, approximately 142,000 deferred shares vested and were issued to the Company’s Chief Financial Officer.

Options and warrants

During April 2015, the Company’s Board of Directors approved the granting of approximately 542,000 stock options to certain employees and consultants. The exercise prices per share are $28.26 for 250,000 stock options, $30.54 for 42,000 stock options and the balance have an exercise price of $141.30. Vesting terms are pro rata over either a three year term or a five year term, however each award contains a provision whereby the option holder cannot exercise prior to a defined date. Vesting and exercise periods are accelerated in the event there is a change in control, as defined in the option award agreements. Stock option expiration dates vary with the latest expiration date being six years from the date of grant. Approximately 500,000 of the stock options were granted under the 2014 Plan. The remaining stock options were granted outside the 2014 Plan but are governed in all respects as if they were awarded under the 2014 Plan.

On April 1, 2015, a consultant was granted approximately 40,000 warrants that expire on March 31, 2017. The exercise price per share is $1.21. The 40,000 warrants can only be exercised in the event there is a change in control, as defined in the warrant.

In addition, to incentivize employees and consultants to remain employed by the Group and to provide these individuals with the ability to forgo exercising approximately 1.2 million warrants that expire in the near term (“Expiring Warrants”), the Board of Directors approved the granting of an equal number of stock options (“Replacement Options”), plus an additional 339,000 stock options with an exercise price of $30.54 (“Additional Options”). The Replacement Options have similar terms as the Expiring Warrants, except the expiration dates for approximately 45,000 Replacement Options were extended to March 2017 and expiration date for the balance were extended to March 2021. If individual option holders exercise their Expiring Warrants, then the Replacement Options and the Additional Options held by such option holders provide for immediate expiration and cancellation of such Replacement Options and the Additional Options for no compensation. Replacement Options have the same exercise prices as Expiring Warrants ranging from $0.67 to $1.43. Replacement Options are fully vested while Additional Options vest pro rata over three years. Replacement Options and Additional Options cannot be exercised prior to March 2018; however, Replacement Options and Additional Options vest and can be exercised immediately in the event there is a change in control, as defined in the option award agreements. Approximately 42,000 Additional Options were granted under the 2014 Plan. The remaining Replacement Options and Additional Options, totalling approximately 1.5 million, were granted outside the 2014 Plan but are governed in all respects as if they were awarded under the 2014 Plan.

The Board of Directors also approved a change in the expiration date for approximately 334,000 outstanding warrants whereby 167,000 will expire on June 30, 2018 and the balance on November 30, 2018.

As of May 1, 2015, the Company has outstanding approximately 3.7 million warrants and stock options, net of Expiring Warrants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the unaudited condensed consolidated interim financial statements, including the notes thereto, included elsewhere herein as well as our Annual Report on form 20-F filed with the Securities Exchange Commission on March 25, 2015 that includes our audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, risk factors as well as other important information about the Company. The following discussion is based on our unaudited condensed consolidated financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in forward-looking statements.

Overview

Forward Pharma is a Danish biopharmaceutical company developing FP187, a proprietary formulation of dimethyl fumarate, (“DMF”) for the treatment of multiple sclerosis, (“MS”) and other diseases. Since our founding in 2005, we have worked to advance unique formulations of DMF, an immune modulator, as a therapeutic to improve the health and well-being of patients with immune disorders including MS. FP187, our clinical candidate, is a DMF formulation in a delayed and slow release oral dose, which we plan to advance for the treatment of relapsing remitting MS (“RRMS”) and other immune disorders, such as psoriasis.

We are a company with a limited number of employees and outsource the majority of our activities to external consultants and suppliers. We are comprised of a Danish incorporated parent company, Forward Pharma A/S, and a wholly owned subsidiary incorporated in Germany, Forward Pharma GmbH, and a wholly owned subsidiary formed in the State of Delaware, United States, Forward Pharma USA, LLC. Forward Pharma A/S, is referred to as the “Company” or “Parent” while the Company and its subsidiaries are collectively referred to as the “Group.”

Unless otherwise stated, all amounts disclosed herein are in United States Dollars (“USD”).

Public Listing of American Depositary Shares representing Ordinary Shares

During 2014, the Company completed the initial public offering (“IPO”) of American Depositary Shares (“ADS”) representing ordinary shares of the Company in the United States and issued 11.2 million ADSs including the underwriters’ exercise of a portion of their over-allotment option, at a price per ADS of $21.00 to investors. Immediately prior to the IPO, Class A shares were issued to the Class B shareholders (“Class B Award”) in consideration for amendments to certain contractual rights held by the Class B shareholders, all of the Company’s outstanding Class A and Class B shares were converted into ordinary shares on a 1 for 1 basis (“Share Conversion”), and additional ordinary shares (“Proportional Shares”) were issued to all shareholders in proportion to their respective ownership. Lastly, a share split of 10 for 1 (“Share Split”) was completed immediately prior to the IPO. See “Public listing of American Depositary Shares representing Ordinary Shares” and Note 2.1 in the Notes to our Unaudited Interim Condensed Consolidated Financial Statements included elsewhere herein for additional information.

Liquidity

As of March 31, 2015, the Company had approximately $206.4 million in cash, cash equivalents and available-for-sale financial assets. The Company has experienced recurring operating losses and negative cash flow from operations and expects these conditions to continue for the foreseeable future. Management believes, based on current estimates, that cash, cash equivalents and available-for-sale financial assets held at March 31, 2015 will provide adequate funding to allow the Company to meet its planned operating activities, including increased levels of research and development activities, in the normal course of business beyond the next twelve months. Unforeseen expenses or other usages of cash could negatively impact management’s expected operating results and liquidity. The Company will need to raise funds to complete the development and commercialization of FP187. Such funding could be in the form of either additional equity or debt financing or in exchange for product rights in all or certain geographies. There can be no assurances that the Company will be able to obtain additional financing if needed in the future. The long-term success of the Company will be based on successfully commercializing FP187 and defending its intellectual property. There can be no assurance that the Company will commercialize a product, achieve or sustain positive cash flows from operations or become profitable.

Results of Operations

Comparison of the three month periods ended March 31, 2015 and 2014

	Three month periods ended March 31,
	2015	2014	Change
	(USD in thousands)
Total revenue	—	—	—
Research and development costs	(4,320)	(2,345)	(1,975)
General and administrative costs	(4,069)	(1,899)	(2,170)
Operating loss	(8,389)	(4,244)	(4,145)
Fair value adjustment to net settlement obligations to shareholder warrants	—	(1,004)	1,004
Foreign exchange rate gain	14,310	15	14,295
Interest income	108	—	108
Other finance costs	(3)	(125)	122
Net income (loss) before tax	6,026	(5,358)	11,384
Income tax (expense) benefit	(764)	29	(793)
Net income (loss) for the period	5,262	(5,329)	10,591

Research and development costs for the three month periods ended March 31, 2015 and 2014

Research and development related costs for the three month periods ended March 31, 2015 and 2014 were approximately $4.3 million and $2.3 million, respectively. The increase in research and development costs in 2015 of $2.0 million was attributable in part to an increase in our clinical and pre-clinical activities that rose from $1.7 million in 2014 to $3.0 million in 2015. Clinical and pre-clinical costs increased during the quarter ended March 31, 2015 as we expanded our activities in preparation for the Phase 3 trial of FP 187 in RRMS. Such increased costs related to services provided by clinical research organizations who conduct trials on our behalf and contract manufacturers which are responsible for supplying DMF as well as the formulation and finishing of FP187 tablets to be used for research purposes. In addition, expenses for patent advisers and other patent-related costs incurred to register our intellectual property and to prepare for the interference case with the USPTO involving Biogen’s U.S. Patent No. 8,399,514, as well as opposition proceedings with the European Patent Office (“EPO”) in Europe, increased from $550,000 in 2014 to $1.1 million in 2015. Share based compensation decreased slightly in 2015 from approximately $185,000 in 2014 to $120,000 in 2015. We anticipate that our rate of spend for research and development will increase significantly in future periods as our Phase 3 clinical programs advance.

General and administrative costs for the three month periods ended March 31, 2015 and 2014

The general and administrative costs for the three month periods ended March 31, 2015 and 2014 were approximately $4.1 million and $1.9 million, respectively. The increase in general and administrative costs in 2015 of $2.1 million resulted from share-based compensation increasing from zero in 2014 to $2 million in 2015 in connection with equity awards issued to new hires including our Chief Financial Officer in August 2014. In addition, during August 2014 we formed a subsidiary in the United States that hired additional personnel and engaged an investor relations firm that resulted in additional expenses in 2015 of $400,000. We have also experienced increased costs associated with becoming a publicly listed company in the United States including increases in insurance, legal and accounting costs. Offsetting these items was a reduction in costs that were incurred during the three month period ended March 31, 2014 related to our IPO that totaled approximately $1.3 million. No IPO costs were incurred in 2015.

Non-operating income (expense)) for the three month periods ended March 31, 2015 and 2014

During the three month period ended March 31, 2015, the Group recognized a non-cash foreign exchange gain of approximately $14.3 million. The $14.3 million non-cash foreign exchange gain resulted primarily from the Parent holding over $100 million in cash, cash equivalents and available-for-sale financial assets that are denominated in USD (collectively “USD Assets”) while the Parent’s functional currency is the Danish Kroner (“DKK”). The gain is the direct result of the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when USD Assets are converted to DKK at March 31, 2015. The Parent also holds approximately £5 million in available-for-sale financial assets issued by the government of the United Kingdom (“UK Assets”) that favourably impact the non-cash foreign exchange gain during the period as the British Pound, (“GBP”) strengthened against the DKK. During the three month period ended March 31, 2014, the Parent did not hold a significant amount of USD Assets or UK Assets and therefore the foreign exchange gain recognized during 2014 was not material.

During the three month period ended March 31, 2015, the Company recognized interest income from available-for-sale financial assets of $108,000. The Company did not hold available-for-sale financial assets during the three month period ended March 31, 2014 and therefore no interest income was recognized.

The fair value adjustment to the settlement obligation of our shareholder warrants was a cost of approximately $1.0 million for the three month period ended March 31, 2014. The shareholder warrants were settled on March 17, 2014; and therefore, there is no corresponding gain or loss to be recorded in 2015. The increase in the fair value of the shareholder warrants was primarily the result of the underlying value of Company’s shares increasing in value from December 31, 2013 to March 17, 2014 the settlement date.

Other finance costs for the three month period ended March 31, 2014 consisted of interest expense on convertible debt that was cancelled in connection with the settlement of the shareholder warrants discussed above on March 17, 2014. During the three month period ended March 31, 2015, the Company did not have any outstanding interest bearing obligations.

Income tax (expense) benefit

During the three month period ended March 31, 2015, the operating results of the Parent benefited from the foreign exchange gain of approximately $14.3 million giving rise to taxable income. Accordingly, the Parent accrued a total tax provision of $764,000 based on the estimated full year effective tax rate of the Parent. The difference between the effective tax rate and the Danish statutory tax rate of 23.5% results from the utilization of net operating loss tax carry forwards. The German subsidiary recorded no benefit from its tax loss as the criteria to recognize a deferred tax asset was not met.

During the three month period ended March 31, 2014, the Parent accrued a tax benefit of $29,000 that represented the amount due the Parent from the joint taxation scheme.

Liquidity and Capital Resources

Cash flows

Comparison of the three month periods ended March 31, 2015 and 2014

Our cash and cash equivalents as of March 31, 2015 and 2014 were $38.4 million and $2.6 million, respectively. The table below summarizes our consolidated statement of cash flows for each of the three month periods ended March 31, 2015 and 2014:

	Three month periods ended March 31,
	2015	2014
	(USD in thousands)
Net cash flows used in operating activities	(5,081)	(2,306)
Net cash flows used in investing activities	(126)	—
Net cash flows from financing activities	—	1,910
Net decrease in cash and cash equivalents	(5,207)	(396)
Net foreign exchange differences	(1,776)	12
Cash and cash equivalents beginning of period	45,349	2,955
Cash and cash equivalents end of period	38,366	2,571

Net cash flows used in operating activities increased to $5.1 million in the three month period ended March 31, 2015, from $2.3 million in the three month period ended March 31, 2014. The increase in 2015 in cash used in operating activities is primarily due to an increase in research, development, general and administrative costs as discussed above.

Net cash flows used in investing activities in 2015 related to the purchase of equipment totaling $126,000. During the three month period ended March 31, 2014, there were no cash flows related to investing activities.

Net cash flows from financing activities were approximately $1.9 million for the three month period ended March 31, 2014 resulting from the issuance of 157,000 Class B shares. There were no cash flows related to financing activities during the three month period ended March 31, 2015.

Funding requirements

We believe that the cash, cash equivalents and available-for-sale financial assets will enable us to fund our operating expenses and capital expenditure requirements beyond the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

•                  the scope and timing of our pre-clinical and clinical testing programs;

•                  successful planning and implementation of the required clinical development programs for FP187, particularly for the MS indication, but also for the planned psoriasis indication;

•                  our ability to prosecute, protect and defend our intellectual property rights;

•                  our product development efforts, including increasing production capacity to commercial scale;

•                  our establishment of an internal organization and structure needed for a public company, including the hiring of additional personnel and developing appropriate policies and procedures; and

•                  technology transfer in connection with our efforts to identify additional contract manufacturing organizations.

Capital Expenditures

We use outside contractors and service providers extensively to meet our operating needs and, therefore, we incur very little cost to build and maintain our infrastructure. Accordingly, our capital expenditures to date have not been significant and we currently do not have any significant capital expenditures planned for the foreseeable future.

Critical Accounting Policies

There have been no significant changes to the critical accounting policies as disclosed in our Annual Report on Form 20-F that was filed with the Securities & Exchange Commission on March 25, 2015.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of financial risks: market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk.

Market risk

Foreign currency exchange rate risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the USD, GBP, and the Euro. Forward Pharma A/S’ functional currency is the DKK, our wholly owned subsidiary Forward Pharma GmbH’s functional currency is the Euro, and our wholly owned subsidiary Forward Pharma USA, LLC’s (which was formed on July 25, 2014) functional currency is the USD. Our expenses to date have been largely denominated in GBP, USD, DKK, and in Euros and, therefore, we are impacted by changes in foreign currency exchange rates.

As of March 31, 2015, we have invested approximately $168 million in interest bearing available-for-sale financial assets issued by the governments of Germany, the United Kingdom and the United States with maturities not exceeding three years. While we intended to structure the currencies and maturities of these investments to be consistent with our projected cash requirements, strengthening or weakening of the USD, DKK, GBP or the Euro could have a material impact, which could be negative, on our financial position and results of operations. Included in operating results for the three month period ended March 31, 2015 was a foreign exchange gain of approximately $14.3 million that resulted from the strengthening of the USD and GBP compared to the DKK and the Euro. Future foreign exchange rate changes will likely result in volatility in our reported profits and losses that potentially could result in material losses.

We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures.

We estimate a 10% increase in the value of the USD relative to the Euro and the DKK would have decreased our net income for the three months ended March 31, 2015 by approximately $500,000.  A 10% decrease in the value of the USD relative to the Euro and the DKK during the three months ended March 31, 2015 would have increased our net income by an equal amount.

Interest rate risk

Our investment strategy is to protect principal and accordingly we invest in only highly rated financial instruments with maturities not exceeding three years. We do not use financial instruments for trading or speculative purposes and plan to hold our investments until they mature. If interest rates rise in the future it could, however, negatively impact our financial position and could result in realized losses if we need to dispose of an investment before it matures.

Credit Risk

Our investment criteria require preservation of capital by investing in a diversified group of highly rated debt instruments. The Company’s cash and cash equivalents are held primarily at one bank in Denmark with a Moody’s credit rating of A1. The Company’s available-for-sale financial assets are invested in government instruments with maturities not exceeding three years that are carried at fair value based on price quotations at the reporting date. Moody’s credit rating of each of the individual governments is Aa1 or better.

Liquidity Risk

We believe that our cash, cash equivalents and available-for-sale financial assets held at March 31, 2015, will enable us to fund our operating expenses and capital expenditure requirements beyond the next twelve months.

Contractual Obligations and Commitments

The table below sets forth our contractual obligations and commercial commitments as of March 31, 2015.

	Payments due by period
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
	(USD in thousands)
Non-cancellable contractual obligations	$1,069	$0	$0	$0	$1,069
Operating lease obligations	$25	$0	$0	$0	$25
Total	$1,094	$0	$0	$0	$1,094

Agreements with our vendors that allow us to cancel an agreement on short notice without financial penalty are excluded from the above table.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: May 12, 2015	By:	/s/Joel Sendek
Joel Sendek
Chief Financial Officer